Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	(dollars in thousands)
	Successor*					Predecessor*
	Three months ended March 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Period from March 20, 2012 through December 31, 2012	Period from January 1, 2012 through March 19, 2012
Net income (loss)	$55,550	$(61,833)	$3,070	$338	$(12,353)	$(3,433)
Preferred deemed dividends	—	—	(9,455)	—	—	—
Series B preferred stock dividends	(4,500)	(17,748)	—	—	—	—
Net income (loss) attributable to common and participating stockholders	$51,050	$(79,581)	$(6,385)	$338	$(12,353)	$(3,433)
Interest on runoff notes	$693	$3,702	$8,993	$14,897	$13,511	$—
Interest charges due to debt facility termination	—	—	13,232	—	—	—
Total fixed charges	693	3,702	22,225	14,897	13,511	—
Preferred dividends	4,500	17,748	9,455	—	—	—
Total fixed charges and preferred dividends	$5,193	$21,450	$31,680	$14,897	$13,511	$—
Ratio of net income (loss) to combined fixed charges and preferred dividends	1070%	-288%	10%	2%	-91%	N/A
Ratio of net income (loss) attributable to common and participating stockholders to combined fixed charges and preferred dividends	983%	-371%	-20%	2%	-91%	N/A

* Material differences, including with respect to its business operations, financial performance, asset size and other factors, exist with respect to the pre-petition operations and financial position of Washington Mutual Inc. and its subsidiaries as compared with the post-emergence operations and financial position of WMIH Corp. and its subsidiaries. In order to address such differences, in preparing these and future financial statements, management has concluded that it is appropriate to use the financial information of WMIH Corp’s wholly-owned subsidiary, WM Mortgage Reinsurance Company, Inc. as the basis for its pre-emergence financial reporting. Information in these financial statements labeled as “Predecessor” refers to periods prior to the adoption of fresh start reporting, while those labeled as “Successor” refer to periods following the Company’s reorganization and emergence from bankruptcy.